Exhibit 16.1
February 19, 2015
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Dear Sirs/Madams:
We have read Item 4.01 of Form 8-k dated February 19, 2015, of Genesis Healthcare Inc., and are in agreement with the statements contained in the 2nd, 3rd, and 4th paragraphs on page 4 therein. We have no basis to agree or disagree with the other statements contained therein.

Yours truly,
/s/ Ernst & Young LLP